Filed by Coherus BioSciences, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Surface Oncology, Inc.

(Subject Company Commission File No.: 001-38459)

This filing relates to the proposed merger involving Coherus BioSciences, Inc., a Delaware corporation (the “Company”), Crimson Merger Sub I, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub I”), Crimson Merger Sub II, Inc., a Delaware

corporation and wholly owned subsidiary of the Company (“Merger Sub II”) and Surface

Oncology, Inc., a Delaware corporation (“Surface”), pursuant to the terms of that certain

Agreement and Plan of Merger, dated as of June 15, 2023, by and among the Company,

Merger Sub I, Merger Sub II and Surface.

Coherus Team Members,

I am thrilled to share with you the exciting news that was announced this morning, that we have signed an agreement to acquire Surface Oncology, Inc., a clinical-stage immuno-oncology company developing next-generation immunotherapies that target the tumor microenvironment. Through this acquisition, we will add two differentiated assets to our novel immuno-oncology pipeline, SRF388, a novel IL-27-targeted antibody currently being evaluated in Phase 1/2 clinical trials in lung cancer and liver cancer, and SRF114, a CCR8-targeted antibody currently in a Phase 1 study as a monotherapy in patients with advanced solid tumors. With these assets, and the anticipated approval of toripalimab, Coherus is positioned to become one of the very few immuno-oncology companies with demonstrated commercial expertise, significant product revenues, and unique, competitively positioned R&D programs addressing critical unmet medical needs for cancer patients.

As you know, toripalimab has demonstrated practice-changing overall survival rates in NPC, as presented at the recent ASCO meeting, and it will be the first immunotherapy option for NPC patients in the US, if approved. We are very proud of the innovation this next-generation PD-1 represents. We also recognize that novel combinations will be required to deliver better responses across tumor types, and the addition of Surface’s IL-27 and CCR8 antibodies expands our immuno-oncology pipeline with synergistic mechanisms that we can use to develop combinations with toripalimab in the future for lung cancer, head & neck cancer, and certain other tumor types. SRF388 and SRF114 have demonstrated positive data in clinical trials to date and I’m really excited about the promise of these programs.

We plan to review the data packages at an upcoming Science Day. Thanks to the work and dedication of Coherus’ immuno-oncology research and development teams, we have built a foundation of expertise from which we can develop transformative combinations that can truly make an impact for cancer patients.

This transaction also comes at an opportunistic time when our biosimilar revenue stream in aggregate is accelerating as planned. The biosimilars teams have done an outstanding job and we are able to leverage the commercial expertise and the infrastructure that we’ve built because of the teams’ accomplishments across our YUSIMRY™, CIMERLI® and UDENYCA® product portfolios. This growth will fuel the advancements we make with our immuno-oncology franchise, and, most importantly, will allow us to achieve our goal of providing access to high quality and affordable therapeutics to patients.

Additional details about the transaction are included in the press release, which is attached.

At 10:00 a.m. PT today, we’ll hold a Companywide Conference Call to provide additional information and address any questions you might have, and I encourage everyone to join.

It’s a very exciting time at Coherus and I’m grateful to work with such an amazing team. You and the contributions that you make every day have brought us to this point and will drive our future growth and success. Together we will continue to do great things for patients!

Denny

Dennis M. Lanfear

Chief Executive

Coherus BioSciences

Louise Li, Chief of Staff

[***]

Marya Mezzatesta, Associate Chief of Staff

[***]

Forward-Looking Statements

The statements in this Current Report include express or implied forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act about the proposed transaction between the Company and Surface and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Surface and the Company. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity,” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Surface, the Company or the combined company, post-closing operations and the outlook for the companies’ businesses; prospective developments or results in the pipelines of Surface, the Company or the combined company and expansion of the Company’s I-O pipeline; the prospects for approval of toripalimab; Surface’s, the Company’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Surface’s and the Company’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs and other financial measures; future economic performance, future actions and outcome of contingencies; and the assumptions underlying or relating to such statements. These statements are based on Surface’s and the Company’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to Surface’s ability to obtain the approval of Surface’s stockholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Surface and the Company to terminate the Merger Agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Surface and the Company, or at all; the risk that Surface and the Company may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Surface’s or the Company’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Surface’s or the Company’s common stock and/or Surface’s or the Company’s operating or financial results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks that holders of the CVRs will not receive payments in respect of the CVRs; uncertainties as to the long-term value of the Company’s common stock, including the dilution caused by the Company’s issuance of additional shares of common stock in connection with the proposed transaction; unknown liabilities related to Surface or the Company; the nature, cost and outcome of any litigation and other legal proceedings involving Surface, the Company or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Surface’s or the Company’s programs or product candidates; risks related to any loss of Surface’s or the Company’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Surface or the Company’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Surface, the Company and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Surface, the Company, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Surface or the Company’s product candidates, and the impact of studies (whether conducted by Surface, the Company or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Surface’s or the Company’s material contracts or arrangements; risks related to competition for Surface’s or the Company’s product candidates; Surface’s or the Company’s ability to successfully develop or commercialize Surface’s or the Company’s product candidates; Surface’s, the Company’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Surface’s or the Company’s product candidates; unexpected increases in costs and expenses with respect to the potential transaction or Surface’s or the Company’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Surface’s and the Company’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the Mergers or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Surface’s and the Company’s respective filings with the SEC, including each of their Annual Reports on Form 10-K for the year ended December 31, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the proxy statement of Surface that also constitutes the prospectus of the Company, which proxy statement/prospectus will be mailed or otherwise disseminated to Surface’s stockholders when it becomes available. Surface and the Company also plan to file other relevant documents with the SEC regarding the proposed transaction. Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Surface’s and the Company’s management, and the reader is cautioned not to rely on any forward-looking statements made by Surface or the Company. Unless required by law, neither Surface nor the Company is under any duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Surface and the Company expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of the Company and a proxy statement/prospectus of Surface, and each party may also file other documents regarding the proposed transaction with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Surface will be available free of charge on Surface’s website at https://www.investors.surfaceoncology.com/financial-information/sec-filings or by contacting Surface’s Investor Relations Department at IR@surfaceoncology.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.coherus.com/financial-information/sec-filings or by contacting the Company’s Investor Relations Department at IR@coherus.com.

Participants in the Solicitation

Surface, the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Surface, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Surface’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 9, 2023 and amended on May 1, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for its 2023 Annual General Meeting, which was filed with the SEC on April 17, 2023, the Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 6, 2023, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Surface or the Company using the sources indicated above.